UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Imperial Holdings, LLC

File No. 333-168785 - CF# 25788

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Imperial Holdings, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 12, 2010, as amended.

Based on representations by Imperial Holdings, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through August 7, 2011
Exhibit 10.14	through September 14, 2012
Exhibit 10.19	through March 13, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel